Exhibit 34.20

Plante & Moran, PLLC 10 South Riverside Plaza 9th floor Chicago, IL 60606 Tel: 312.207.1040 Fax: 312.207.1066 plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors

National Tax Search, LLC

We have examined management’s assertions, included in the accompanying Management’s Report on Assessment of Compliance with Applicable Securities and Exchange Commission’s (SEC) Regulation AB Servicing Criteria, that National Tax Search, LLC (the “Company”) complied with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Code of Federal Regulations (CFR) for the asset-backed securities transactions for which tax payments were made on behalf of the servicer using the National Tax Search TaxQ system (the “Platform”) as of and for the year ended December 31, 2020. The Company has determined that only certain servicing criteria, 1122(d)(1)(ii), 1122(d)(1)(iv), 1122(d)(2)(ii), 1122(d)(2)(v), 1122(d)(2)(vi), 1122(d)(4)(xi), and 1122(d)(4)(xii), are applicable to the activities performed by it with respect to the Platform covered by this report. The Company has determined that the remaining servicing criteria set forth in Item 1122(d) of the SEC Regulation AB are not applicable to the activities performed by it with respect to the Platform covered by this report. Management is responsible for the Company's compliance with the servicing criteria. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the applicable servicing criteria and performing such other procedures as we considered necessary in the circumstances. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company complied, in all material respects, with the specified requirements referenced above. An examination involves performing procedures to obtain evidence about whether the Company complied with the specified requirements. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material noncompliance, whether due to fraud or error. Our examination included a selection of a sample of transactions and compliance activities related to the Platform during the examination period and determining whether the Company processed those transactions and performed those activities in compliance with the servicing criteria. Our testing of selected transactions and compliance activities was limited to calculations, reports, and activities performed by the Company during the period covered by this report. Our procedures did not include determining whether errors may have occurred prior to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assertion that the Company complied with the aforementioned servicing criteria as of and for the year ended December 31, 2020 for the Platform is fairly stated in all material respects.

Chicago, Illinois

January 21, 2021